                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                      FIRST AMERICAN HEALTH CONCEPTS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  31852-M-10-5
           --------------------------------------------------------
                                 (CUSIP Number)

            Robert J. Delsol, Alpha Capital Company, Inc., 1425 Leimert Boulevard, Suite 400, Oakland, California 94602
            Tel: (510) 428-0300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 30, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---


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CUSIP No. 31852-M-10-5               13D                 Page   2  of  4 Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ALPHA CAPITAL COMPANY, INC.  94-2391618
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)     Not applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   46,515   1.5%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power       -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    46,515  1.5%
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power       -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      46,515   1.5%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      1.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is nota reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, lease check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) []unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

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                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock (no Par Value) of:

         First American Health Concepts, Inc.
         7776 South Pointe Parkway West
         Suite 150
         Phoenix, AZ 85044

ITEM 2.  IDENTITY AND BACKGROUND

     The name and address of the entity filing this statement is:

         Alpha Capital Company, Inc.
         1425 Leimert Boulevard, Suite 400
         Oakland, California 94602

     Alpha Capital Company, Inc. ("Alpha") is a California corporation in the business of making investments.

     The officer and director of Alpha is:

         Robert J. Delsol - President and Director

     Robert Delsol is a United States citizen whose business address is 1425 Leimert Boulevard, Suite 400, Oakland, California 94602. During the past five years, neither Alpha nor Mr. Delsol has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Alpha is the legal owner of 46,515 shares of First American Health Concepts, Inc. ("First American") common stock, for which its cost basis is $196,796. The shares were acquired using Alpha's working capital.

     Alpha was investment advisor to selected individual and institutional investors who had acquired shares of First American common stock. Alpha's investor-clients held 220,432 shares of First American common stock, for which the cost basis aggregated $1,104,427. Such acquisitions were made for the accounts of Alpha's clients with monies provided by such clients. Prior to June 30, 1998, Alpha distributed this Alpha stock to its respective clients. Alpha no longer holds any First American common stock for

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                                                          Page  4  of  4  Pages
                                                               ---    ---

any advisory clients. In addition, in June 1998, Alpha distributed 20,000 shares of the First American common stock it held to John W. Heidt, its former Vice President and Director.

ITEM 4.  PURPOSE OF TRANSACTION

     Alpha purchased or acquired First American common stock as an investment. Alpha has no plans at present to change the nature of the operations, business, capitalization or corporate structure of First American. While Alpha has no such plans at present, Alpha may, at a later date, decide to acquire additional shares of First American in open market transactions or sell its entire beneficial ownership in First American to a third party.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Alpha beneficially owns 46,515 shares of First American common stock, or approximately 1.5% percent of such common stock outstanding. The power to vote and to dispose of these common shares is held solely by Alpha.

     Alpha has not purchased any First American common stock in the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Nothing to report.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Nothing to report.



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       July 8, 1998
                                       ----------------------------------------
                                       (Date)

                                       /s/ Robert Delsol
                                       ----------------------------------------
                                       (Signature)

                                       President
                                       ----------------------------------------
                                       (Name/Title)